Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

CBOT/CME: A Superior Combination for Shareholders, Members and Customers CBOT Member/Shareholder Meeting March 22, 2007

Discussion of Forward-Looking Statements
Forward-Looking Statements
This presentation may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and  the
combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the
Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business  combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.
For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Copies of said 10-K is available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this presentation.
Additional Information
CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. This material is not a substitute for the definitive joint proxy statement/prospectus or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus is, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago,
Illinois 60606, Attention: Beth Hausoul.
------------------ ----
CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in the definitive joint proxy statement/prospectus.
------------------ -----
Statements included in this presentation relating to the ICE offer reflect the views of CME’s management.
------------------ ----
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of
1933, as amended.

Terry Duffy Executive Chairman, CME

A Shared History…and Vision for the Future
1848: CBOT founded – derivatives industry is born
1865: CBOT launches first grain futures
1898: Chicago Butter and Egg Board founded
1919: CME established
1972: Financial futures invented
1977: U.S. Treasury futures launched
1981: CME Eurodollar contract launched
1987: CME, CBOT, Reuters pioneer electronic trading
1997: E-mini stock index futures launched
2002: CME becomes a public company
2003: CBOT/CME common clearing link initiated
2005: CBOT becomes a public company
2006: CME and CBOT announce merger plans
Today: we are better together.

Strategic Benefits of CME’s Proposal Craig S. Donohue CME Chief Executive Officer

CBOT/CME: Better Together - Our View
Strategically
Financially
Operationally
ICE’s proposal
exaggerates the estimated synergies
offers CBOT shareholders a weaker currency
will limit CBOT’s comparative future growth potential and
value creation opportunities
poses significant execution and integration risks that
could adversely affect customers and shareholders

CBOT/CME DOJ Review On Track
•
ICE’s comments are misleading
•
We are well advised by anti-trust counsel and leading
economists
•
We compete in a global market:
Domestic and foreign exchanges
Securities, options and futures exchanges
Cash and OTC derivatives markets
We remain confident that our merger
will close mid-year 2007

CBOT/CBOE Exercise Right
•
ICE has proposed same exact structure
•
ICE has not offered a specific alternative
•
ICE has not offered CBOT shareholders a
guarantee
•
CBOE has not consented to ICE’s proposal
•
CME will consider an alternative structure if CBOE
confirms preservation of the exercise right
ICE’s proposed structure/transaction
is not a differentiating factor

cme
Chicago Mercantile Exchange

Chicago Board of Trade

9 Better Together – Our View Operationally Strategically Financially Operationally

CBOT/CME is Financially Compelling
•
CME and CBOT are 1
st
and 3
rd
largest exchanges
ICE is 10th
•
CBOT and CME are the most well diversified
exchanges in the world  - by volume and revenue
•
ICE has a narrow energy product set
•
CME offers stronger currency
•
CME will deliver on synergies

CME Q406 ADV
Interest Rates
56%
Equity Mini
30%
Equity Standard
3%
FX
10%
Commodities & Alt
Investments
1%
ICE/NYBOT Q406 ADV
Energy
87%
Soft Commodities
13%
CME Q406
Clearing & Transaction Revenue
Interest Rates
44%
Equity Standard
6%
Equity Mini
32%
FX
16%
Commodities & Alt
Investments
2%
ICE/NYBOT Q406
Clearing & Transaction Revenue
Energy
84%
Soft Commodities
16%
Sources: Company press releases and SEC filings
ICE volume and revenue are limited to the energy and soft commodity markets
Diversity of ADV and Revenue

Foreign
Exchange
10%
Eurodollars
29%
Equities
27%
Commodity
& Other
8%
30-Year
Bonds
5%
10-Year
Notes
12%
5-Year
Notes
5%
2-Year
Notes
2%
Other
Interest
Rates
2%
Equities
39%
Eurodollars
44%
Commodities
& Other
2%
Foreign
Exchange
15%
CBOT/CME Product/Revenue Diversity
Strong and broad platform with a diversified product mix
NOTE: Data as of 1H06.
Commodities
& Other
20%
10-Year
Notes
37%
30-Year
Bonds
13%
Other
Interest
Rates
6%
2-Year
Notes
4%
5-Year
Notes
15%
Equities
5%
CME Standalone
Transaction Revenue Mix
CBOT Standalone
Transaction Revenue Mix
Pro Forma
Transaction Revenue Mix

Sources: Company press releases and SEC filings
We Operate in a Global Marketplace
0
1,000
2,000
3,000
4,000
5,000
6,000
5,313
3,269
4,628
2,043
897
604
Note: Individual equity options excluded
CME is the largest global derivatives exchange and has a strong partnership with the leading energy exchange, while
ICE/NYBOT is not the largest in any segment
Q406 Average Daily Volume
By Exchange
(contracts in thousands)
CME
CBOT Eurex ENXT NYMEX
ICE/
NYBOT
Interest rates
Equities
Foreign exchange
Commodities
Energy
Metals

14
Monthly
Average Daily Volume
Total ICE Futures & NYBOT
(contracts in thousands)
CME FX Volume Equals ICE/NYBOT Total Volume,
and Shows Faster Growth
0
200
400
600
800
JUL
06
SEP
06
NOV
06
JAN
07
MAR
07
529
700
0
200
400
600
800
373
721
Monthly CME FX ADV
vs. NYBOT FX ADV
(contracts in thousands)
CME offers extremely liquid FX markets – FX is CME’s third largest product and is currently averaging the same amount of volume as all ICE futures and all NYBOT combined
JUL
06
SEP
06
NOV
06
JAN
07
MAR
07

CME FX NYBOT FX
Source: CME data, ICE and NYBOT websites

WTI Average Daily Volume
NYMEX on CME Globex vs. ICE
CME Successfully Integrates NYMEX, and Takes
Market Share Back from ICE
(by month; notionally adjusted; contracts in thousands)
0
100
200
300
400
JUN
06
JUL
06
AUG
06
SEP
06
OCT
06
NOV
06
DEC
06
JAN
07
360
38
185
116
NYMEX WTI
on CME Globex
ICE WTI
The
Electronic
Trading
Comparison
FEB
07
MAR
07
To date
Source: Derived from NYMEX web site and CME data

In a challenging market, ICE’s
unseasoned stock declined 20%
•
ICE’s volatility is 30% higher than
CME’s
•
Since ICE’s IPO, ICE’s P/E has
fluctuated more than 26 points vs.
CME’s fluctuation of 10 points over
the same time period
•
ICE has a limited track record as a
public company
ICE has been public for only 1.5 years
(CME has been public for over 4 years)
CME has a history of exceeding
earnings expectations
___________________________
1. February 21, 2007 represents ICE’s all time high share price.
2. Exchange index includes TSX, OMX, ASX, Hong Kong Exchange, Singapore Exchange, Deutsche Boerse, Euronext, Bursa Malaysia, LSE, Bolsas y Mercados, ISE and NYSE.
CBOT/CME is Financially Compelling
Indexed Price Performance Quality of Currency Characteristics
2/21/2007 2/28/2007 3/7/2007 3/14/2007
70
75
80
85
90
95
100
105
Indexed Price
(19.49%)
ICE
(9.16%)
Exchange
Index
(0.58%)
CME
(4.67%)
S&P 500
(1)
(2)

CBOT/CME is Financially Compelling
•
CBOT/CME
will deliver synergies as promised
$125+ million in estimated annual cost savings expected
to be achieved year two post closing
•
CBOT/CME
expected to be accretive to GAAP
earnings 12 – 18 months post close
Cash accretive immediately v. 18 months out w/ ICE
•
CBOT/CME
offers greater potential revenue
synergies
•
CBOT/CME
enhances operating leverage

•
We believe that ICE synergies are actually in the
$60 – $105M range
•
If ICE’s synergies are not achieved, the implied
value of the ICE currency offered to CBOT
shareholders would be less than the offer price
CBOT/CME is Financially Compelling
ICE claims exaggerated synergies of $240M

CBOT/CME is Financially Compelling
•
$100M operational expense synergies are questionable
Limited insight as to how synergies would be achieved
43% in expense reduction excluding d&a is well outside range of precedents
CME view of ICE expense synergies: $40M to $65M
•
$90M clearing synergies are unrealistic
No account for significant expenses to handle increased clearing volume
Some of the synergies ICE is claiming could come from CBOT standalone alternatives
CME view of ICE clearing synergies: $20M - $40M
ICE claims exaggerated synergies of $240M

•
CBOT/CME solidifies combined company’s status as the
premier global exchange:
Broadest product line
Deepest liquidity
•
CBOT/CME builds on 200+ years of innovation
•
CBOT/CME delivers operational, cost efficiencies
•
CBOT/CME creates immediate scale advantages
•
CBOT/CME strengthens Chicago as leader in derivatives
•
CBOT/CME poised to capitalize on growth day one
Consolidation
Transaction Processing
OTC
CBOT/CME is Strategically Attractive
Strong technology and clearing platforms
Vibrant open outcry

Notional Value of Outstanding OTC Contracts
($ in billions)
FXMarketSpace™
a Reuters | CME Company
swapstream
a CME Company

$0
$45,000
$90,000
$135,000
$180,000
$225,000
$270,000
Interest
Rates
FX Credit
Default
Equity-linked Commodity
CBOT/CME is Strategically Attractive
Source:  June 2006 Notional Value Outstanding
per March 2007 BIS Quarterly Review
$262,296
$38,111
$20,352
$6,783
$6,394
CBOT/CME better positioned to take advantage
of OTC growth opportunities
Clearing 360
• FXMarketSpace FX cash clearing
• Interest rates swaps clearing
Alternative Markets
• Trading and clearing of
weather, real estate,
economic indexes
commonly traded in
OTC markets
Credit Derivatives
• Trading and clearing for the
$20 trillion (outstanding)
OTC  credit derivatives
market
• The $250 trillion
(outstanding) interest
rate swaps market
• OTC Cash FX trading -
$2 trillion in daily turnover

✓	
	✓	
	✓	
	✓	
	✓	
	✓	
	✓	
	✓	
	✓	
	✓	
	✓	
	✓	
		✓

CBOT/CME: The Superior Combination
Most significant opportunities for growth
Best ability to execute and integrate
ICE CME
Broadest global distribution
Most scalable technology
Industry-leading clearing house
Ability to deliver promised synergies
Most robust product line
Greatest operational efficiencies
Stable and tested currency
Proven record as a public company
Most valuable exchange
Shared sense of heritage
Best smoke and mirrors

The CBOT/CME Clearing Advantage Kim Taylor President, CME Clearing

Benefits of the Common Clearing Link
•
Offers rock solid operational reliability
•
Provides high degree of risk management and
financial integrity
•
Delivers low-cost services
•
Leverages scalability and adaptability

Clearing: Operational Benefits
•
NYBOT would need to scale up clearing capacity to
accommodate CBOT volume:
By 18+ times to accommodate CBOT ADV on day one
By 30 times to handle peak volume
•
CME has supported give-up functionality for 15 years &
a 2-way API for the past 5 years
Both are critical to processing CBOT business
•
CME is experienced with managing mark-to-market
flows more than 40 times NYBOT
ICE lacks operational capacity to clear
business of CBOT’s magnitude

Clearing: Risk Management & Financial Integrity
•
CME offers important innovation over clearing houses
that offer solely net or gross margining:
CBOT house portfolios are margined net by CME
CBOT customer portfolios have the choice between
net margining or gross margining
For some portfolios, net margining is more efficient
and for other portfolios, gross margining is more
efficient
ICE’s net margining proposal is a step backwards

Clearing: Cost & Capital Efficiencies
•
The combination of CME & CBOT products under a
single clearing house resulted in significant capital
savings & efficiency for the market
Potential Margin Efficiencies Lost:
$700 million-$1 billion+
Potential Guarantee Fund Requirements:
$550 million
NYBOT Ad’l Req:
$350 million
CME Savings Lost:
$200 million
Total potential disruption to capital efficiency:
$1.3 - $1.6 billion
ICE cross-margining efficiencies of $50 million don’t
compare to margin efficiencies with CME/CBOT

Clearing: Growth Capabilities
• CME Clearing already has a strong foundation to continue
growing the combined business of the CME & CBOT
• Clearing provides the following capabilities to support or drive growth in our combined business base:
• Operational scale
• Product scope
• Functional richness
• Deep risk management experience
• OTC growth capabilities (Clearing360)
• NYBOT’s focus will be on absorbing rather than growing
the CBOT business
Five of the top 10 CBOT volume firms
are not NYBOT clearing members

Leveraging Operational Excellence for Customers Phupinder Gill Chief Operating Officer

30 CME/CBOT Leverages Operational Excellence • Clearing • Technology • Ready to execute

Source: CME 2006 and 2003 10Ks, CME press release dated
1/30/07, ICE 8K filed 3/13/07, ICE 2006 10K, ICE S1 filed
3/22/05, and ICE press release dated 2/7/07.
To support scaling of technology infrastructure, CME has averaged
$70M for past 5 years in capital reinvestment, while ICE/NYBOT combined have averaged less than $20M
Technology Investment Fuels Growth
0
20
40
60
80
100
120
'02 '03 '04 '05 '06 '07
0
20
40
60
80
100
120
'02 '03 '04 '05 '06 '07
CME ICE/NYBOT
($mm)
($mm)
Guidance Guidance
$110-115
$88
$56
$25-30
$29
$21
Capital expenditures

Orders & Quotes
January, 04
February, 04
March, 04
April, 04
May, 04
June, 04
July, 04
August, 04
September, 04
October, 04
November, 04
December, 04
January, 05
February, 05
March, 05
April, 05
May, 05
June, 05
July, 05
August, 05
September, 05
October, 05
November, 05
December, 05
January, 06
February, 06
March, 06
April, 06
May, 06
June, 06
July, 06
Aug 06
September, 06
October, 06
November, 06
December, 06
January, 07
February, 07
YTD March, 07

CME Globex: High Volume, High Speed
While orders/transactions grew by a factor of 30,
the average round trip time fell 80% from its 2004 level
Monthly Total Order Volume vs. Avg. RTT
0
200,000,000
400,000,000
600,000,000
800,000,000
1,000,000,000
1,200,000,000
0.00
20.00
40.00
60.00
80.00
100.00
120.00
140.00
160.00
180.00
200.00
Total Order Volume Avg Futures RTT Avg Options RTT MD Feed Handler

CBOT/CME is Financially Compelling
•
ICE operating margins are the highest of any U.S. exchange, near 70%
•
Existing ICE clearing costs are 9¢ per side vs. CBOT clearing charge of
6¢ per side
•
ICE 2006 rate per contract of $1.33 does not include recent price increase of 6¢ per contract – coincides with LCH Clearing charge decrease
Rate Per
Contract
Trend
ICE charges customers, on average, more than twice
the CME and CBOT rate per contract
$0.20
$0.50
$0.80
$1.10
$1.40
2003 2004 2005 2006
0.691
0.645
0.664
0.702
0.631
0.597
0.517
0.461
1.20
1.33
1.36
1.28
ICE
CME
CBOT

Customers Win with CBOT/CME
•
Retention of common clearing link efficiencies
CBOT/CME retains more than $1 billion in margining efficiencies v.
ICE/CBOT $50M
•
Lower costs for end users and firms
At least $70M in annual savings – trading floor unification and Globex
ICE transaction requires interfaces and deposits with two clearing houses rather than one, as well as interface to ICE electronic platform
•
Allows trading of complementary products on a single
platform
•
Provides CBOT customers with deeper liquidity and
more trading opportunities from CME Globex
functionality, scalability and reliability
•
Greatly reduces operational and financial risk from
migrating clearing
Customers and clearing firms, not ICE/CBOT will bear this risk

Calling Them on the (Red) Carpet
ICE claims they will see overwhelming
support from the FCM community, from
FIA and from Wall Street
•
We have to ask, why would these constituents who
cheered the common clearing link:
Give back more than $1 billion in margin efficiencies?
Support the addition of $550 million in security deposits?
Give up $70 million in recurring annual cost efficiencies?
Support an exchange with 100% higher rate per trade?
Customers trade more when they save more.

Questions & Answers CBOT Member/Shareholder Meeting March 22, 2007

CBOT/CME: Better Together - Our View
Strategically
Financially
Operationally
ICE’s proposal
exaggerates the estimated synergies
offers CBOT shareholders a weaker currency
will limit CBOT’s comparative future growth potential and
value creation opportunities
poses significant execution and integration risks that
could adversely affect customers and shareholders

CBOT/CME: A Superior Combination for Shareholders, Members and Customers CBOT Member/Shareholder Meeting March 22, 2007